EXHIBIT 21.1

Subsidiaries of Tempus Applied Solutions Holdings, Inc.

The following are direct, wholly-owned subsidiaries of Tempus Applied Solutions Holdings, Inc.

Subsidiary	Jurisdiction of Incorporation/Formation

Chart Acquisition Corp.	Delaware

Tempus Applied Solutions, LLC	Delaware

Tempus Jets, Inc.*	Kansas

The following are direct, wholly-owned subsidiaries of Tempus Applied Solutions, LLC

Subsidiary	Jurisdiction of Incorporation/Formation

Global Aviation Support, LLC	Delaware

Tempus Applied Solutions Inc.**	Canada

Tempus Aero Solutions SIA**	Latvia

Proflight Aviation Services LLC (d/b/a Tempus Training Solutions)	Texas

Tempus Training Solutions LLC**	Delaware

* Sold effective as of January 1, 2017.

** Non-operating.